Exhibit 99.1

TURBOSONIC TECHNOLOGIES REPORTS THIRD QUARTER OPERATING RESULTS

For Immediate Release
Waterloo, Ontario, Canada
May 14, 2009

TURBOSONIC TECHNOLOGIES, INC. (OTC Bulletin Board – TSTA), a leading provider of air pollution control technologies, today announced the following operating results for its third quarter, ending March 31, 2009:

	Three Months Ended		Nine Months Ended
	3/31/2009	3/31/2008	3/31/2009	3/31/2008
	US Dollars
Total Revenues	$7,030,230	$2,224,617	$17,550,437	$8,581,970
Income (Loss) before Provision for (Recovery of) Income Taxes	$945,281	$(553,895)	$1,434,760	$(1,324,898)
Net Income (Loss)	$604,209	$(354,676)	$936,321	$(869,817)
Basic Earnings (Loss) per Share	$0.04	$(0.02)	$0.06	$(0.06)
Weighted Average Number of Shares Outstanding	15,130,054	15,130,054	15,130,054	15,130,054

Commenting on the Company’s results, Edward Spink, TurboSonic CEO, said, "Our revenues in the nine months ended March 31, 2009 have increased by over 100% over the same period ending March 31, 2008. Net income for this comparable period increased by over $1.8 million. Our backlog of orders at March 31, 2009 was approximately $8.1 million compared to $5.8 million at March 31, 2008. We have achieved several significant milestones this fiscal year in pursuit of our five-year growth plan, including ISO certification and key orders for our clean air technologies in the oil refining, carbon sequestration, biofuels, and cement industries. We believe that our current performance is the result of a continued focus on product development and market expansion as well as favorable conditions in the marketplace. Combined with the worldwide emphasis on environmental protection, these factors are expected to continue to positively impact our revenue, profits and backlog."

www.turbosonic.com

TurboSonic Technologies (www.turbosonic.com) designs and markets air pollution control technologies to industrial customers worldwide. Its products help companies in the Cement and Mineral Processing, Ethanol, Metals & Mining, Petrochemicals, Power Generation, Pulp & Paper, Waste Incineration, and Wood Products industries meet the strictest emissions regulations, improve performance and reduce operating costs.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statement. Factors that impact such forward-looking statements include, among others, changes in general economic conditions, interest rates, government regulations, and competition. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statement, see the annual report on Form 10-KSB and other documents the Company files from time to time with the Securities and Exchange Commission.

TurboSonic Technologies, Inc. (OTC Bulletin Board: TSTA - News)

Contact:

Ed Spink, CEO
espink@turbosonic.com
519-885-5513 ext. 214

TurboSonic Inc.	TurboSonic Technologies Inc.	TurboSonic Inc. Italian Branch
550 Parkside Drive	239 New Road, Bldg B, Suite 205	VIA IV Novembre, 92
Waterloo, ON, Canada N2L 5V4	Parsippany, NJ, USA 07054	Bollate, Milano, 20021, Italy
Tel: 519-885-5513	Tel: 973-244-9544	Tel: 39-02-38305384
Fax: 519-885-6992	Fax: 973-244-9545	Fax: 39-02-33301943
info@turbosonic.com	info@turbosonic.com	info.eu@turbosonic.com